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www.bakerbotts.com	MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

August 27, 2009

Division of Corporation Finance	J. David Kirkland, Jr.
Securities and Exchange Commission	TEL +1 +1 713.229.1101
100 F Street, NE	FAX +1 +1 713.229.7701
Washington, D.C. 20549	david.kirkland@bakerbotts.com
Attention: Mr. H. Christopher Owings

Re:          Whole Foods Market, Inc.
Form 10-K for Fiscal Year Ended September 28, 2008
Filed November 26, 2008
Proxy Statement on Schedule 14A
Filed January 26, 2009
Form 10-Q for the Fiscal Quarters Ended
January 18, 2009 and April 12, 2009
Filed February 27, 2009 and May 22, 2009
File No. 000-19797

Dear Mr. Owings:

At the request of Whole Foods Market, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated July 17, 2009 (the “Comment Letter”) to Mr. John P. Mackey, regarding the Company’s (a) annual report on Form 10-K for its fiscal year ended September 28, 2008 (the “2008 Form 10-K”), filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2008, (b) proxy statement on Schedule 14A, filed with the SEC on January 26, 2009, and (c) quarterly reports on Form 10-Q for its fiscal quarters ended January 18, 2009 and April 12, 2009, filed with the SEC on February 27, 2009 and May 22, 2009.  The information and undertakings provided below have been furnished by the Company.

The Company’s responses below are preceded with the Staff’s comments for ease of reference.

Form 10-K for the Fiscal Year Ended September 28, 2008

General

Comment 1:                             Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

Response:                                         As requested, where appropriate, we have included in the Company’s response to each comment below the revised disclosure that the Company would expect to include in its future periodic filings with the SEC.  With respect to Staff comment 5, the Company has indicated elements of executive compensation disclosure that it would include in its next proxy statement on Schedule 14A without providing the full text of such disclosure, as many of the facts regarding final 2009 executive compensation have not yet been determined.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results ..., page 28

Comment 2:                             We note your response to comment eight from our letter dated May 7, 2009.  We are unable to concur that your FTC mandated disposition does not constitute a business.  Please explain in detail the basis for your conclusion.  Please also contrast the difference between the assets you acquired in your acquisition of Wild Oats with the assets that you are required to dispose.  Please identify any substantive differences other than the relative size.  Please be detailed in your response.  We may have further substantive comment.

Response:                                         On March 6, 2009, the Company reached a settlement agreement with the Federal Trade Commission (“FTC”).  The Company received final approval of the settlement agreement by the FTC Commissioners on June 1, 2009.  Under the terms of the agreement, a third-party divestiture trustee has been appointed to market for sale:  leases and related assets for 19 non-operating former Wild Oats stores, 10 of which were closed by Wild Oats prior to the merger and nine of which were closed by Whole Foods Market; leases and related fixed assets for 12 operating acquired Wild Oats stores (which have been rebranded as Whole Foods Market stores) and one operating legacy Whole Foods Market store; and Wild Oats trademarks and trade names associated with the Wild Oats stores.  The 31 former Wild Oats stores represent a collection of separate long-lived store fixed assets with accompanying lease obligations, are geographically dispersed and have no unique relationship or identification as a group or separate business.

Pursuant to the settlement agreement, the divestiture trustee has six months to market the assets to be divested.  For any good faith offers that are not finalized by the divestiture trustee during the six-month period, an extension of up to six months may be granted.  This twelve-month period may be further extended to allow the FTC to approve any purchase agreements submitted within that time period.  All remaining obligations imposed on the Company by the settlement agreement are in support of the divestiture trustee process.  Locations for which an acceptable offer is not received or an offer is not approved by the FTC will be retained by the Company.

In connection with the settlement agreement with the FTC, the Company evaluated whether the assets to be disposed of constitute a business.  This evaluation included a determination of the probability of sale of the assets of each location offered for sale.  Based on the guidance in EITF 98-3, a business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.  A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.

Generally, the assets to be transferred for any operating or closed store location for which an offer is received and accepted by the FTC will consist of the long-lived store fixed assets, and the buyer will assume the related lease obligation.  The transferred set of assets and lease obligations for any operating or closed store location for which an offer is received and accepted by the FTC will include:

•                  Long-lived store fixed assets;

•                  Access to customers through continuity of location for any operating store; and

•                  Intangible assets associated with a specific store location.

Additionally, the Wild Oats trademarks and trade names associated with the Wild Oats stores could be transferred to a buyer if an offer is received and accepted by the FTC.  The Company originally assigned approximately $6.6 million to the Wild Oats trademarks and trade names.  As of July 5, 2009, the Company has rebranded all former Wild Oats stores and has completely amortized the Wild Oats trademarks and trade names, as the Company no longer uses these intangible assets.

The transferred set of activities and assets for any location for which an offer is received and accepted by the FTC will not include:

•                  Employees;

•                  Inventories;

•                  Access to customers through use of the Whole Foods Market brand name;

•                  Supplies and services contracts;

•                  Inventory procurement and distribution processes; and

•                  Other processes, including accounting, human resource systems, front-end software and strategic management processes.

Based on the above factors, the Company determined that the expected transferred sets of assets and lease obligations pursuant to the FTC settlement do not contain all of the inputs and processes necessary to conduct normal operations after they would be separated from the Company and, therefore, do not constitute a business.

The Company’s acquisition of the Wild Oats business included all of the activities and assets listed above, including those that are excluded from any disposal pursuant to the FTC settlement, plus goodwill.  The adjusted fair values of assets acquired in the Wild Oats business combination transaction, excluding Henry’s and Sun Harvest assets subsequently divested, totaled approximately $768.1 million at the date of acquisition.  The estimated fair value of locations expected to be sold pursuant to the FTC settlement agreement was approximately $0.2 million at July 5, 2009.

Item 8. Financial Statements and Supplementary Data

Note 2 - Summary of Significant Accounting Policies

Cost of Goods Sold and Occupancy Costs, page 52

Comment 3:                             We note your response to comment 13 from our letter dated May 7, 2009.  Please ensure future filings clarify the nature of the costs that are included in occupancy costs.

Response:                                         In future filings, the Company will clarify the nature of costs included in occupancy costs by including disclosure to the effect that “occupancy costs include store rental costs, property taxes, utilities costs, repairs and maintenance and property insurance”.

Segment Information, page 54

Comment 4:                             We note your response to comment 14 from our letter dated May 7, 2009.  Please advise whether you believe that in the event that your regional components qualified as operating segments whether you would qualify for aggregation under paragraph 30 to SFAS no. 142.  Please be detailed in your response.

Response:                                         The Company has determined that it has one operating segment, natural and organic food supermarkets.  As previously submitted in its letter to the Staff dated November 18, 2008 responding to the Staff’s letter dated October 14, 2008, the Company, in its response to Staff comment three, notes hypothetically that even if each of its regions were a separate operating segment, the Company would have only one reportable segment after applying the aggregation criteria of paragraph 17 of SFAS No. 131, as discussed with the Staff by conference telephone on August 19, 2009.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Elements of Company’s Compensation Plan and Why We Choose Each…, page 13

Comment 5:                             We note your response to comment 21 from our letter dated May 7, 2009.  Please discuss in further detail how the percentage of negative or positive change in EVA factors into or otherwise affects your calculation of the EVA-pool amount.  As an example only, please explain how you would determine the EVA-pool amount to be forfeited when a negative change in EVA occurs.

Response:                                         Three factors affect the calculation of EVA-pool dollar amount for a fiscal year: (1) new store openings; (2) positive EVA; and (3) change in EVA from prior year.  The dollar amount of beginning EVA-pool balance is increased for each new store opened based on a value per new store.  The EVA-pool also is increased when the Company has positive EVA based on a percentage of the positive EVA dollar amount (there is no reduction for zero or negative EVA).  Finally, the EVA-pool is increased or decreased respectively for positive or negative EVA dollar amount changes, as applicable, from the prior year based on a percentage of the EVA dollar amount change.  The compensation committee reviews the variables used in determining these factors periodically in light of marketplace conditions with a view towards balancing the interests of attracting and retaining executives with fairness to all stakeholders.

When a negative change in EVA dollar amount occurs compared to the prior year, any beginning EVA-pool balance will be forfeited to the extent the negative dollar amount of EVA change multiplied by the applicable percentage exceeds any increase in the dollar amount of beginning EVA-pool balance resulting from (x) new store openings and (y) positive EVA.  The EVA-pool balance cannot drop below zero.

On a supplemental basis, the Company advises the Staff that its Board of Directors currently is scheduled at its next meeting to consider an alternative to the Company’s EVA-based executive incentive compensation plan for fiscal years ending 2009 and beyond.  If the Board of Directors approves such alternative plan or arrangement, the Company will make required filings and will include appropriate disclosures of any such plan or arrangement in future proxy statements taking into consideration the applicable proxy rules and, where appropriate, the substance of the Staff’s comments to the Company’s Proxy Statement on Schedule 14A filed January 26, 2009.

Certain Relationships and Related Transactions, page 27

Comment 6:                             We note your response to comment 26 from our letter dated May 7, 2009.  Please confirm that in future filings you will provide disclosure similar to your response, when appropriate.

Response:                                         The Company hereby confirms that it will provide in future filings, when appropriate, disclosure similar to the information included in the Company’s response to comment 26 of your letter dated May 7, 2009.

Form 10-Q, for the Fiscal Quarter Ended April 12, 2009

General

Comment 7:                             We note that you filed a Form 8-K dated March 24, 2009 to disclose the results of your annual meeting that took place on March 16, 2009.  In future filings, please provide the disclosures required under Item 4 of Part II of Form 10-Q or refer your readers to your Form 8-K dated March 24, 2009 that contains this information.  Please refer to Instruction 6 of Item 4 of Form 10-Q.  Please confirm your understanding in this regard.

Response:                                         The Company hereby confirms its understanding under the current Form 10-Q rules that if any matter has been submitted to a vote of security holders during the period covered by a future report on Form 10-Q, the Company will provide the disclosures required under Item 4 of Part II of Form 10-Q or refer to a previously filed Form 8-K that contains such information.  To the extent currently proposed SEC rules are adopted to require disclosure of meeting results on Form 8-K, the Company intends to comply with such rules as may be adopted.

* * * * *

The Company has requested that we state on its behalf that the Company acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

•                  SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to any filing;

•                  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1101 or Felix Phillips of this office at 713.229.1228.  Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

	By:	/s/ J. David Kirkland, Jr.
J. David Kirkland, Jr.
cc:	Albert Percival
Sam Ferguson
Felix P. Phillips